Ultimus Managers Trust
225 Pictoria Drive, Suite 450
Cincinnati, Ohio 45246

September 11, 2014

FILED VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ultimus Managers Trust (the “Trust”), on behalf of its series,
Blue Current Global Dividend Fund (the “Fund”)
File Nos. 811-22680; 333-180308
Response to Staff’s Comments on Form N-1A

Ladies and Gentlemen:

Ms. Stephanie D. Hui of the staff of the Securities and Exchange Commission (the “Commission”) provided comments on the Trust’s Post-Effective Amendment No. 22. Set forth below are the comments provided by the Commission staff and the Trust’s response to each:

FUND NAME

COMMENT 1:	The Fund uses the word “Global” in its name; the Commission staff prefers that a fund that identify itself as “Global” should have a minimum of 40% of its portfolio invested in issuers outside the United States, and that the fund be invested in securities issued in at least three countries, one of which may be the United States.

RESPONSE:	On pages 5 and 9, the third paragraph under the headings Principal Investment Strategies (p. 4) and Investment Strategies (p. 9) has been revised to state:

“The Fund seeks to have a diversified portfolio by issuer, industry, and country. The Fund will invest, under normal market conditions, in at least three different countries, one of which will be the United States, and invest at least 40% of its assets in foreign securities or, if the Adviser determines conditions are not favorable, invest at least 30% of its assets in foreign securities. There are no restrictions as to the market capitalization of companies in which the Fund invests. Under normal market conditions, the Fund will generally hold securities of between 25 and 50 companies.”

COMMENT 2:	The Fund uses the word “Dividend” in its name; the Commission takes the position that use of this word makes the fund subject to Investment Company Act Rule 35d-1, and accordingly the Fund should disclose that at least 80% of its net assets will be invested in equity securities that pay dividends.

RESPONSE:	On pages 4 and 9, the following sentence has been added at the end of the first paragraph under the headings Principal Investment Strategies (p. 4) and Investment Strategies (p. 9):

“Under normal circumstances, the Fund will invest at least 80% of its net assets in equity securities that either have paid a dividend in the 12 months prior to purchase, or are expected by the Adviser to pay a dividend within 12 months following purchase.”

PROSPECTUS

Risk/Return Summary

Annual Fund Operating Expense (p. 3)

COMMENT 3:	Provide a completed Expense Table.

RESPONSE:	The completed Expense Table is set forth below, as is the completed Example table:

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
	Investor Class (1)	Institutional Class
Management Fees	0.99%	0.99%
Distribution and/or Service (12b-1) Fees	0.25%	None
Other Expenses (2)	0.44%	0.44%
Total Annual Fund Operating Expenses	1.68%	1.43%
Less Management Fee Reductions and/or Expense Reimbursements (3)	(0.44%)	(0.44%)
Total Annual Fund Operating Expenses After Fee Reductions and/or Expense Reimbursements	1.24%	0.99%

(1)	As of the date of this Prospectus, the Investor Class shares are not being offered.

(2)	“Other Expenses” are based on estimated amounts for the current fiscal year.

(3)	Edge Advisors, LLC (the “Adviser”) has contractually agreed, until January 1, 2018, to reduce Management Fees and reimburse Other Expenses to the extent necessary to limit Total Annual Fund Operating Expenses (exclusive of brokerage costs, taxes, interest, acquired fund fees and expenses, and extraordinary expenses such as litigation and merger or reorganization costs and other expenses not incurred in the ordinary course of the Fund’s business) to an amount not exceeding 1.24% and 0.99% of the average daily net assets of the Investor Class shares and Institutional Class shares, respectively. Management Fee reductions and expense reimbursements by the Adviser are subject to repayment by the Fund for a period of 3 years after such fees and expenses were incurred, provided that the repayments do not cause Total Annual Fund Operating Expenses to exceed the foregoing expense limitation. Prior to January 1, 2018, this agreement may not be modified or terminated without the approval of the Board of Trustees. This agreement will terminate automatically if the Fund’s investment advisory agreement with the Adviser is terminated.”

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year, the operating expenses of the Fund remain the same and the contractual agreement to limit expenses remains in effect only until January 1, 2018. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Class	1 Year	3 Years
Investor	$126	$393
Institutional	$101	$315

COMMENT 4:	Should the Annual Fund Operating Expense table contain an additional subcaption for acquired fund fees and expenses?

RESPONSE:	Acquired fund fees and expenses are currently expected to be less than 0.01% of the Fund’s estimated net assets. If, however, after finalizing the Fund’s estimated Total Annual Operating Expenses, including acquired fund fees and expenses, it is determined that acquired fund fees and expenses will be 0.01% or more of the Fund’s estimated net assets, an additional subcaption will be added as required in Form N1-A Item 3, Instruction 3(f)(i).

COMMENT 5:	Note 1 to the Annual Fund Operating Expenses states: “As of the date of this Prospectus, the Investor Class shares are not being offered.” In the section headed “How to Buy Shares” beginning on page 16 there are references to the Investor Class shares that indicate the share class is being offered. Revise the text in “How to Buy Shares” to clarify that the Investor Class shares are not currently offered.

RESPONSE:	References to the Investor Class shares in “How to Buy Shares” on pages 16 and 17 have been revised to clarify that the Investor Class shares are not currently offered.

PRINCIPAL INVESTMENT STRATEGIES

COMMENT 6:	The Principal Investment Strategies disclosure states in the first paragraph on page 4 and the Investment Strategies states in the first paragraph on page 9: “The Fund may also invest in publicly traded master limited partnerships (“MLPs”) . . . that tend to pay dividends.” Provide additional disclosure regarding what MLPs are and an explanation of how their use will assist the Fund in achieving its investment objective.

RESPONSE:	The following new second paragraph has been added on pages 4 and 9:

“An MLP is a limited partnership, the securities of which are traded on a public exchange or in the over-the-counter markets, that is eligible for special tax treatment under the Internal Revenue Code of 1986, as amended (the “Code”). To qualify as an MLP, the partnership must receive at least 90% of its income from certain qualifying sources, including real estate, commodities or natural resources. The Adviser believes that MLPs are an efficient way to gain portfolio exposure to such asset classes.”

PRINCIPAL RISKS

COMMENT 7:	The Principal Risks disclosure on page 7 and Investment Risk disclosure on page 11 regarding MLPs should include a discussion of the tax risks of use of MLPs, particularly the potential affect MLPs could have on the Fund’s status as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended.

RESPONSE:	The following disclosure has been added on pages 7 and 11:

“MLP Tax Risk. MLPs generally do not pay U.S. federal income tax at the partnership level. Rather, each partner in an MLP is allocated a share of the MLP’s income, gains, losses, deductions and expenses. A change in current tax law, or a change in the underlying business mix of a given MLP, could result in an MLP being treated as a corporation for U.S. federal income tax purposes, which would result in such MLP being required to pay U.S. federal income tax on its taxable income, and could result in lower income to the Fund and a reduction in the value of the Fund’s investment in the MLP. Additionally, open-end mutual funds seeking to be taxed as regulated investment companies, such as the Fund, are limited in their ability to invest in MLPs by current federal tax rules. If a mutual fund invests more than 25% of the value of its total assets in MLP securities, it will be subject to federal corporate income tax, currently at a maximum rate of 35%. For more information about the Fund’s tax status, please see “Dividends, Distributions and Taxes” in this Prospectus.”

Historical Performance of the Adviser’s Global Growth and Income Style Private Accounts (p. 15)

COMMENT 8:	The third paragraph of this section, in describing how the performance of the Global Growth and Income style accounts is calculated, states: “The performance is net of a 1% management fee. The performance is net of all trading commissions, other fees and expenses.” Confirm that a 1% management fee is charged and performance is calculated net of all fees.

RESPONSE:	The Trust confirms that a 1% management fee is charged and the performance of the Global Growth and Income style accounts is calculated net of all fees.

COMMENT 9:	Note 1 to the historical performance table states: “The performance was calculated in a manner different from the standardized methodology promulgated by the Securities and Exchange Commission under the 1940 Act and used by mutual funds to calculate performance and results in performance data different from that derived from the standardized methodology.” Explain what calculation method is used and how it differs from the standard methodology promulgated by the Commission.

RESPONSE:	Note 1 has been restated as follows:

“The performance of the Accounts, which is unaudited, has been computed by the Adviser. The performance was calculated in a manner different from the standardized methodology promulgated by the Securities and Exchange Commission under the 1940 Act and used by mutual funds to calculate performance and results in performance data different from that derived from the standardized methodology. Returns include reinvestment of all dividends and interest, other income, realized and unrealized gains or losses, and are net of all brokerage commissions, execution costs and without provision for federal or state income taxes. Securities transactions are accounted for on trade date, with dividends and other earnings accounted for on a cash basis. Cash and cash equivalents are included in performance returns. Unlike the standard methodology promulgated by the Securities and Exchange Commission, monthly returns combine each individual account’s return (calculated on a time-weighted rate of return basis that is revalued daily) by asset-weighting each account’s asset value as of the beginning of each month, and annual returns are calculated by geometrically linking the monthly returns.”

STATEMENT OF ADDITIONAL INFORMATION

Additional Information on Investments, Strategies and Risks - Borrowing Money (p. 11) and Investment Restrictions – Fundamental Restrictions - Borrowing Money (p. 12)

COMMENT 10:	The statements in these two sections, regarding the Fund’s policies with respect to borrowing money appear to be inconsistent. Please revise.

RESPONSE:	The paragraph entitled “Borrowing Money” on page 12 has been revised to read as follows:

“Borrowing Money. The Fund may, subject to the restrictions of the 1940 Act, borrow money from banks as a temporary measure. For example, the Fund may borrow money to meet redemption requests or for extraordinary or emergency purposes.”

We acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to such filings;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in such filings; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments. Please contact me at 513.587.3451 if you have any questions.

Very truly yours,

/s/ Frank L. Newbauer

Frank L. Newbauer
Secretary